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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                               ------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              GLEASON CORPORATION
                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  377339 10 6
                     (CUSIP Number of Class of Securities)
                            ------------------------

                             EDWARD J. PELTA, ESQ.
                 Vice President, General Counsel and Secretary
                              Gleason Corporation
                             1000 University Avenue
                                 P.O. Box 22970
                           Rochester, New York 14692
                           Telephone: (716) 473-1000
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                              BLAINE V. FOGG, ESQ.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                           Telephone: (212) 735-3000
                                    AND TO:
                            DAVID L. FINKELMAN, ESQ.
                         Stroock & Stroock & Lavan LLP
                                180 Maiden Lane
                            New York, New York 10038
                           Telephone: (212) 806-5400
                            ------------------------

                               DECEMBER 15, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
                      $193,509,856                                                 $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously          $38,702         Filing party:............  Torque Acquisition Co., L.L.C.
  paid:..................
Form or registration       Schedule 14D-1  Date filed:..............  December 15, 1999
  no.:...................

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the joint third-party tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and a self-tender offer by Gleason Corporation (the "Company", and, together with Acquisition Company, the "Purchasers") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
December 15, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

    Concurrently with the filing of this Issuer Tender Offer Statement on
Schedule 13E-4, the Company, Acquisition Company and certain stockholders of the Company who, pursuant to agreements with Acquisition Company, have agreed not to tender their Shares pursuant to the Offer are filing a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with the Securities and Exchange Commission. The information in the Schedule 13E-3, the Offer to Purchase and the Letter of Transmittal, including all exhibits thereto, is expressly incorporated by reference herein in its entirety.

ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Gleason Corporation, a Delaware corporation (the "Company"). The address of its principal executive offices is 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692.

    (b) The information contained in "INTRODUCTION," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "INTRODUCTION" and "THE OFFER--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) Inapplicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "SPECIAL FACTORS--"Financing of the Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--Certain Effect of the Transactions" and "THE OFFER--Effect of the Transactions on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Financing of the Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" and "THE OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a)-(b) The financial information set forth in "THE OFFER--Certain Information Concerning the Company" and Exhibit II of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Financing of the Transactions" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in "THE OFFER--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "SPECIAL FACTORS--Certain Effects of the Transactions" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "THE OFFER--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), which are incorporated in their entirety by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated December 15, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery attached as Exhibit (a)(3) of the
           Schedule 14D-1 and incorporated herein by reference.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(4) of the Schedule 14D-1 and incorporated herein by reference.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(5) of the
           Schedule 14D-1 and incorporated herein by reference.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Form W-9, attached as Exhibit (a)(6) of the Schedule 14D-1 and incorporated herein by reference.

    (a)(7) Form of Summary Advertisement, dated December 15, 1999, attached as Exhibit (a)(7) of the Schedule 14D-1 and incorporated herein by reference.

    (a)(8) Text of Press Release of the Company, dated December 9, 1999, attached as Exhibit (a)(8) of the Schedule 14D-1 and incorporated herein by reference.

    (b)(1) Commitment Letter, dated November 29, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason Germany Holdings GmbH, Gleason Works Holdings Limited and Bankers Trust Company, attached as Exhibit (b)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (b)(2) Presentation of Bear Stearns & Co., Inc. to the Special Committee of the Board of Directors of the Company, dated December 8, 1999, attached as Exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(1) Proposal Letter, dated November 29, 1999, from James S. Gleason and Torque Acquisition Co., L.L.C. to the Special Committee of the Board of Directors of Gleason Corporation, attached as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(2) Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit III of the Offer to Purchase filed herewith as Exhibit (a)(1).

    (c)(3) Unit Purchase Agreement, dated as of November 29, 1999, by and between Vestar Capital Partners IV, L.P. and Torque Acquisition Co., L.L.C., attached as Exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(4) Form of Stockholders' Agreement, dated as of November 29, 1999, among Gleason Corporation and certain of its stockholders, attached as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(5) Letter Agreement, dated as of November 29, 1999, by and among James
           S. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(6) Letter Agreement, dated as of November 29, 1999, by and among Janis
           F. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(7) Letter Agreement, dated as of November 29, 1999, by and among David
           J. Burns, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(7) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(8) Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(8) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(9) Letter Agreement, dated as of November 29, 1999, by and among Edward
           J. Pelta, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(9) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(10) Letter Agreement, dated as of November 29, 1999, by and among John
            W. Pysnack, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(10) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(11) Letter Agreement, dated as of November 29, 1999, by and among Gary
            J. Kimmet, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(11) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(12) Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S. Gleason under Articles Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(12) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(13) Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S. Gleason under Articles Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(13) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(14) Term Sheet for Management Subscription Agreement, dated as of November 29, 1999 attached as Exhibit (c)(14) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(15) Terms of New Management Option Plan, dated as of November 29, 1999 attached as Exhibit (c)(15) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(16) Form of Voting Trust Agreement, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason, David J. Burns and Edward J. Pelta, as voting trustees attached as Exhibit (c)(16) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(17) Letter by and among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc. and James S. Gleason, dated as of November 29, 1999 attached as Exhibit (c)(17) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(18) Foundation Agreement, dated as of December 8, 1999, by and between Torque Acquisition Co., L.L.C. and the Gleason Foundation, attached as Exhibit (c)(18) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(19) Form of Severance Agreement, attached as Exhibit (c)(19) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(20) Form of Management Agreement, by and between Vestar Capital Partners and Gleason Corporation, attached as Exhibit (c)(20) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(21) Amendment, dated as of December 9, 1999, to the Rights Agreement dated as of May 4, 1999, between Gleason Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, attached as
            Exhibit (c)(21) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(22) Form of Amended and Restated Certificate of Incorporation of Gleason Corporation, attached as Annex B to Exhibit III of (a)(1) hereto.

    (c)(23) Form of Amended and Restated Bylaws of Gleason Corporation, attached as Annex C to Exhibit III of (a)(1) hereto.

    (d)  Not applicable.

    (e)  Not applicable.

    (f)  Not applicable.

    (g)(1) Class Action Complaint filed by Melissa Marotta on December 9, 1999, in the action entitled MAROTTA V. NICHOLS, ET AL, C.A. No. 17643NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(2) Class Action Complaint filed by Caroline Weiss on December 9, 1999, in the action entitled WEISS V. NICHOLS, ET AL,C.A. No. 17644NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(3) Class Action Complaint filed by William Steiner on December 9, 1999, in the action entitled STEINER V. NICHOLS, ET AL, C.A. No. 17648NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(4) Class Action Complaint filed by Aaron Brody on December 10, 1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A. No. 17654NC (Court of Chancery of New Castle County, Delaware), attached as
           Exhibit (g)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(5) Class Action Complaint filed by William Harper on December 10, 1999, in the action entitled HARPER V. NICHOLS, ET AL, C.A. No. 17652NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(6) Class Action Complaint filed by Alan Freberg on December 10, 1999, in the action entitled FREBERG V. NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(7) Class Action Complaint filed by James Lichtenstein on December 13, 1999, in the action entitled LICHTENSTEIN V. NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                              GLEASON CORPORATION

                                              By  /s/ EDWARD J. PELTA
                                                  -------------------------------------------
                                                  Name:  Edward J. Pelta
                                                  Title:   Vice President, General Counsel
                                                         and Secretary

Dated: December 15, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

    (a)(1) Offer to Purchase, dated December 15, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery attached as Exhibit (a)(3) of the
           Schedule 14D-1 and incorporated herein by reference.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(4) of the Schedule 14D-1 and incorporated herein by reference.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(5) of the
           Schedule 14D-1 and incorporated herein by reference.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Form W-9 attached as Exhibit (a)(6) of the Schedule 14D-1 and incorporated herein by reference.

    (a)(7) Press Release of the Company, dated December 9, 1999 attached as Exhibit (a)(7) of the Schedule 14D-1 and incorporated herein by reference.

    (b)(1) Commitment Letter, dated November 29, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason Germany Holdings GmbH, Gleason Works Holdings Limited and Bankers Trust Company attached as Exhibit (b)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (b)(2) Presentation of Bear Stearns & Co., Inc. to the Special Committee of the Board of Directors of the Company, dated December 8, 1999 attached as Exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(1) Proposal Letter, dated November 29, 1999, from James S. Gleason and Torque Acquisition Co., L.L.C. to the Special Committee of the Board of Directors of Gleason Corporation attached as Exhibit (c)(1) to the
           Schedule 14D-1 and incorporated herein by reference.

    (c)(2) Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit III of the Offer to Purchase filed herewith as Exhibit (a)(1).

    (c)(3) Unit Purchase Agreement, dated as of November 29, 1999, by and between Vestar Capital Partners IV, L.P. and Torque Acquisition Co., L.L.C., attached as Exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(4) Form of Stockholders' Agreement, dated as of November 29, 1999, among Gleason Corporation and certain of its stockholders attached as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(5) Letter Agreement, dated as of November 29, 1999, by and among James
           S. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(6) Letter Agreement, dated as of November 29, 1999, by and among Janis
           F. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(7) Letter Agreement, dated as of November 29, 1999, by and among David
           J. Burns, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(7) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(8) Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(8) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(9) Letter Agreement, dated as of November 29, 1999, by and among Edward
           J. Pelta, Torque Acquisition Co., L.L.C. and Gleason Corporation. attached as Exhibit (c)(9) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(10) Letter Agreement, dated as of November 29, 1999, by and among John
            W. Pysnack, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(10) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(11) Letter Agreement, dated as of November 29, 1999, by and among Gary
            J. Kimmet, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(11) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(12) Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S. Gleason under Articles Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(12) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(13) Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S. Gleason under Articles Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(13) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(14) Term Sheet for Management Subscription Agreement, dated as of November 29, 1999, attached as Exhibit (c)(14) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(15) Terms of New Management Option Plan, dated as of November 29, 1999, attached as Exhibit (c)(15) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(16) Form of Voting Trust Agreement, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason, David J. Burns and Edward J. Pelta, as voting trustees, attached as Exhibit (c)(16) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(17) Letter by and among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc. and James S. Gleason, dated as of November 29, 1999, attached as Exhibit (c)(17) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(18) Foundation Agreement, dated as of December 8, 1999, by and between Torque Acquisition Co., L.L.C. and the Gleason Foundation, attached as Exhibit (c)(18) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(19) Form of Severance Agreement, attached as Exhibit (c)(19) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(20) Form of Management Agreement, by and between Vestar Capital Partners and Gleason Corporation, attached as Exhibit (c)(20) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(21) Amendment, dated as of December 9, 1999, to the Rights Agreement dated as of May 4, 1999, between Gleason Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, attached as
            Exhibit (c)(21) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(22) Form of Amended and Restated Certificate of Incorporation of Gleason Corporation, attached as Annex B to Exhibit III of (a)(1) hereto.

    (c)(23) Form of Amended and Restated Bylaws of Gleason Corporation, attached as Annex C to Exhibit III of (a)(1) hereto.

    (d)  Not applicable.

    (e)  Not applicable.

    (f)  Not applicable.

    (g)(1) Class Action Complaint filed by Melissa Marotta on December 9, 1999, in the action entitled MAROTTA V. NICHOLS, ET AL, C.A. No. 17643NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(2) Class Action Complaint filed by Caroline Weiss on December 9, 1999, in the action entitled WEISS V. NICHOLS, ET AL,C.A. No. 17644NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(3) Class Action Complaint filed by William Steiner on December 9, 1999, in the action entitled STEINER V. NICHOLS, ET AL, C.A. No. 17648NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(4) Class Action Complaint filed by Aaron Brody on December 10, 1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A. No. 17654NC (Court of Chancery of New Castle County, Delaware), attached as
           Exhibit (g)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(5) Class Action Complaint filed by William Harper on December 10, 1999, in the action entitled HARPER V. NICHOLS, ET AL, C.A. No. 17652NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(6) Class Action Complaint filed by Alan Freberg on December 10, 1999, in the action entitled FREBERG V. NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(7) Class Action Complaint filed by James Lichtenstein on December 13, 1999, in the action entitled LICHTENSTEIN V. NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference.